                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

        (Mark One)

        [X]       ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

        For the fiscal year ended December 31, 2003

                                       OR

        [ ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

        For the transition period from _____________ to _____________

                         Commission file number 1-12733

                Tower Automotive Products Savings Investment Plan

                             Tower Automotive, Inc.
                               27175 Haggerty Road
                              Novi, Michigan 48377

                Tower Automotive Products Savings Investment Plan

                                FINANCIAL REPORT
                                DECEMBER 31, 2003

TOWER AUTOMOTIVE PRODUCTS SAVINGS INVESTMENT PLAN

The following financial statements notes to financial statements         CONTENTS
and consents are included in this financial report:
INDEPENDENT AUDITOR'S REPORT                                                  1

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31,
2003 AND 2002                                                                 2

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE
YEAR ENDED DECEMBER 31, 2003                                                  3

NOTES TO FINANCIAL STATEMENTS                                               4-8

SCHEDULE 1 - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES                  9

INDEPENDENT AUDITOR'S CONSENT

                          Independent Auditor's Report

To the Administrative Committee
Tower Automotive Products
   Savings Investment Plan
Novi, Michigan

We have audited the accompanying statement of net assets available for benefits of the Tower Automotive Products Savings Investment Plan as of December 31, 2003 and 2002 and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Tower Automotive Products Savings Investment Plan as of December 31, 2003 and 2002 and the changes in net assets available for benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                             /s/ Plante & Moran, PLLC

Grand Rapids, Michigan
June 8, 2004

TOWER AUTOMOTIVE PRODUCTS SAVINGS INVESTMENT PLAN

                                  STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                                                                            December 31
                                                                          2003          2002
                                                                       -----------   -----------
ASSETS
      Participant-directed investments at fair value:
            Money market fund                                          $    63,154   $         -
            Pooled separate account                                      4,662,117     5,584,363
            Mutual funds                                                 8,491,306     7,986,066
            Tower Automotive, Inc. common stock                          1,358,378     1,059,498
            Participant loans                                               32,982        56,820
                                                                       -----------   -----------

                              Total participant-directed investments    14,607,937    14,686,747

      Receivables:
            Employer contributions                                          70,293        81,246
            Employee contributions                                          13,193         9,029
                                                                       -----------   -----------

                              Total receivables                             83,486        90,275
                                                                       -----------   -----------

ASSETS AVAILABLE FOR BENEFITS                                          $14,691,423   $14,777,022
                                                                       ===========   ===========

See Notes to Financial Statements.

TOWER AUTOMOTIVE PRODUCTS SAVINGS INVESTMENT PLAN

                       STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                                    YEAR ENDED DECEMBER 31, 2003

ADDITIONS TO NET ASSETS AVAILABLE FOR BENEFITS
      Investment income:
            Interest and dividends                              $     81,160
            Net appreciation in fair value of investments in:
                  Mutual funds                                     1,886,330
                  Pooled separate account                            213,571
                  Tower Automotive, Inc. common stock                588,876
                                                                ------------

                              Total investment income              2,769,937

      Contributions:
            Employer                                                  70,293
            Employee                                                 361,935
                                                                ------------

                              Total contributions                    432,228
                                                                ------------

                              Total additions                      3,202,165

DEDUCTIONS FROM NET ASSETS AVAILABLE FOR BENEFITS
      Benefits paid directly to participants                       3,277,876
      Administrative expenses                                          9,888
                                                                ------------

                              Total deductions                     3,287,764
                                                                ------------

NET DECREASE IN NET ASSETS                                           (85,599)

NET ASSETS AVAILABLE FOR BENEFITS
      Beginning of year                                           14,777,022
                                                                ------------

      End of year                                               $ 14,691,423
                                                                ============

See Notes to Financial Statements.

TOWER AUTOMOTIVE PRODUCTS SAVINGS INVESTMENT PLAN

                                                   NOTES TO FINANCIAL STATEMENTS
                                                      DECEMBER 31, 2003 AND 2002

NOTE 1 - DESCRIPTION OF THE PLAN

            The following description of the Tower Automotive Products Savings Investment Plan (the "Plan") provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

            GENERAL - The Plan is a defined contribution profit-sharing plan covering certain union employees of R.J. Tower Corporation (the "Company"), the Plan's sponsor. Eligible employees can become participants in the Plan upon completion of the probationary period specified in the collective bargaining agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

            CONTRIBUTIONS - Participants may elect to make contributions to the Plan through payroll deductions of 1 percent to 90 percent of the participant's compensation, as defined. The Plan also allows participants to transfer funds from other employer-qualified plans into the Plan.

            The Company may make a matching contribution based on the participant's contributions. This matching contribution amount is determined by a collective bargaining agreement with the covered union. Participants must generally be employed as of the last day of the plan year in order to share in Company-matching contributions. A participant whose employment terminated during the plan year after reaching age 65, because of death or disability, or as a direct result of job abolition or permanent reduction in personnel is also eligible to share in matching contributions.

            PLAN OPERATIONS - The Company appointed New York Life Trust Company to act as trustee of the Plan. The Company has also appointed a committee of employees of the Company to act as plan administrator. The trustee is responsible for holding the investment assets of the Plan, executing investment transactions and making distributions to participants. The plan administrator interprets and communicates the provisions of the Plan and ensures that all government and participant reporting requirements are fulfilled, and approves all distributions from the Plan to participants.

            PARTICIPANT ACCOUNTS - Individual accounts are maintained for each participant, with benefits limited to the amount contributed to the participant's account plus or minus any allocation of income, expenses, gains, or losses. Participants direct the investment of their accounts among various investment options offered by the Plan. Allocations to participant accounts are based on compensation or account balances, as specified by the plan agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

TOWER AUTOMOTIVE PRODUCTS SAVINGS INVESTMENT PLAN

                                                   NOTES TO FINANCIAL STATEMENTS
                                                      DECEMBER 31, 2003 AND 2002

NOTE 1 - DESCRIPTION OF THE PLAN (CONTINUED)

            VESTING - Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Company-matching contribution account is based on years of service as defined in the Plan, as follows:

                                           Vesting
 Years of Service                        Percentage
 ----------------                        ----------
Less than 2 years                             0
2 years                                      40
3 years                                      60
4 years                                      80
5 years                                     100

            LOANS TO PARTICIPANTS - Under certain conditions, a participant may obtain a loan from the Plan. A participant's loan cannot exceed the lesser of $50,000 or one-half of the participant's nonforfeitable interest in the Plan. The loan will bear a reasonable interest rate, be adequately secured, and not exceed a period of five years. Principal and interest is paid ratably through payroll deductions.

            PAYMENT OF BENEFITS - Upon termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or periodic payments, at least annually, of equal amounts of at least $600 over a period not to exceed 15 years. In-service withdrawals are also allowed under the terms of the Plan under certain circumstances.

            FORFEITED ACCOUNTS - Forfeited balances of terminated participants' nonvested accounts may be used to reduce Company-matching contributions or pay the administrative expenses of the Plan for the plan year in which the forfeiture occurs or the next plan year.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

            BASIS OF ACCOUNTING - The financial statements of the Plan are prepared using the accrual basis of accounting.

TOWER AUTOMOTIVE PRODUCTS SAVINGS INVESTMENT PLAN

                                                   NOTES TO FINANCIAL STATEMENTS
                                                      DECEMBER 31, 2003 AND 2002

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

            ASSETS AND LIABILITIES - Accounting policies relative to the basis of recording assets and liabilities conform to Department of Labor guidelines. The fair value of the pooled separate account is based on the quoted market prices of the underlying assets. Investments in money market and mutual funds and shares of common stock are valued at market value as determined by quoted market prices. Participant loans are stated at face value, which approximates fair value.

            ADDITIONS, DEDUCTIONS, AND CHANGES IN NET ASSETS - Additions and deductions are recorded as earned and incurred. Since assets of the Plan are recorded at fair value, unrealized appreciation or depreciation of plan assets for the year is recorded in the statement of changes in net assets available for benefits. Contributions are recorded on the accrual basis in the plan year to which the contribution applies. Distributions to beneficiaries are recorded when distributed by the Plan. Administrative expenses are recorded when incurred.

            ADMINISTRATIVE EXPENSES - Certain administrative expenses and withdrawal fees charged by the Plan's trustee are paid out of plan assets. All other expenses incurred in conjunction with the Plan are paid by the Company.

            USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

TOWER AUTOMOTIVE PRODUCTS SAVINGS INVESTMENT PLAN

                                                   NOTES TO FINANCIAL STATEMENTS
                                                      DECEMBER 31, 2003 AND 2002

NOTE 3 - INVESTMENTS

            The fair value of significant individual investments at December 31, 2003 and 2002 is as follows:

                                                    2003         2002
                                                 ----------   ----------
Pooled separate account - New York Life Anchor
      Account                                    $4,662,117   $5,584,363
Mutual funds:
      PIMCO Total Return Fund                       573,933      874,798
      Eclipse Indexed Equity Fund                         -    1,394,811
      AIM Small Cap Growth Fund                   2,856,974    2,509,431
      Federated Capital Appreciation Fund           671,306      905,234
      MainStay S&P 500 Index Fund                 1,689,714            -
Common stock - Tower Automotive, Inc.             1,358,378    1,059,498

NOTE 4 - RELATED PARTY TRANSACTIONS

            Certain plan investments are shares of a pooled separate account, mutual funds, and a money market fund managed by New York Life Trust Company. New York Life Trust Company is the trustee, as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions.

            Participants may elect to invest in Tower Automotive, Inc. common stock. Tower Automotive, Inc. is the parent of the sponsor of the Plan.

NOTE 5 - PLAN TERMINATION

            Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, participants will become 100 percent vested and amounts credited to participants' accounts will be distributed to participants in accordance with the Plan's provisions.

TOWER AUTOMOTIVE PRODUCTS SAVINGS INVESTMENT PLAN

                                                   NOTES TO FINANCIAL STATEMENTS
                                                      DECEMBER 31, 2003 AND 2002

NOTE 6 - TAX STATUS

            The Plan obtained its latest determination letter dated November 6, 2001, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, after consulting with legal counsel, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

NOTE 7 - RECONCILIATION WITH FORM 5500

            The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 at December 31, 2003 and 2002:

                                                      2003            2002
                                                  ------------    ------------
Net assets available for benefits per financial
      statements                                  $ 14,691,423    $ 14,777,022
Less contributions receivable                          (83,486)        (90,275)
                                                  ------------    ------------
Net assets available for benefits per Form 5500   $ 14,607,937    $ 14,686,747
                                                  ============    ============

            The following is a reconciliation of contributions per the financial statements to Form 5500 for the year ended December 31, 2003:

                                                      Employee     Employer
                                                      --------     --------
Contributions per financial statements               $ 361,935    $  70,293
Less contributions receivable at December 31, 2003     (13,193)     (70,293)
Plus contributions receivable at December 31, 2002       9,029       81,246
                                                     ---------    ---------

              Employee contributions per Form 5500   $ 357,771    $  81,246
                                                     =========    =========

            Contributions made after year end were accrued as receivables on the financial statements as of December 31. Contributions are recognized when received on Form 5500.

TOWER AUTOMOTIVE PRODUCTS SAVINGS INVESTMENT PLAN

                                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                                  FORM 5500, SCHEDULE H, ITEM 4i
                                                        EIN 38-1521832, PLAN 015
                                                               DECEMBER 31, 2003

         (a)(b)
  Identity of Issuer,                                   (c)                                                (e)
        Borrower,               Description of Investment (Including Maturity Date,          (d)         Current
Lessor, or Similar Party             Rate of Interest, Par, or Maturity Value)               Cost         Value
------------------------             -----------------------------------------               ----         -----
New York Life Trust         Pooled separate account - New York Life Anchor
     Company                    Account                                                        *       $ 4,662,117

                            Mutual funds:
                                PIMCO Total Return Fund                                        *           573,933
                                AIM Basic Value Fund                                           *           675,810
                                MainStay Asset Manager Fund                                    *           620,726
                                Franklin Balance Sheet Investment Fund                         *           130,484
                                MainStay A MAP Fund                                            *            83,211
                                MainStay S&P 500 Index Fund                                    *         1,689,714
                                AIM Small Cap Growth Fund                                      *         2,856,974
                                Federated Capital Appreciation Fund                            *           671,306
                                Fidelity Advisor Value Strategies Fund                         *           309,652
                                Artisan Mid Cap Fund                                           *           447,332
                                Oppenheimer Capital Appreciation Fund                          *            31,875
                                Goldman Sachs Mid Cap Value Fund                               *           130,472
                                Artisan International Fund                                     *           269,817

                            Money market fund - MainStay Cash Reserves Fund                    *            63,154

Tower Automotive, Inc.      Common stock - Tower Automotive, Inc.                              *         1,358,378

Participants                Participant loans - Bearing interest at rates ranging
                                from 5.75 percent to 10.50 percent                             -            32,982
                                                                                                       -----------

                                                    Total investments                                  $14,607,937
                                                                                                       ===========

* Cost information not required

Schedule 1                                9

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        Tower Automotive Products Savings
                                                Investment Plan

DATE June 28, 2004                           /s/ Christopher T. Hatto
                                             ------------------------
                                  Christopher T. Hatto, Chief Accounting Officer
                                             of Tower Automotive, Inc.

                                  EXHIBIT INDEX

Ex No                   DESCRIPTION
-----                   -----------
 23             Independent Auditor's Consent